Exhibit 26(d)(8): Form of Full Death Benefit Rider

Full Death Benefit Rider (FDB)

This rider is a part of the base policy whose policy number is shown below. If not shown below, the Rider Date is shown on the Policy Data Page.

Rider Data

Base Policy Number

Definitions

The Insured

The person upon whose life this base policy is issued. The Policy Data Page lists the Insured.

You, Your

The current owner of the base policy.

We, us, our

ReliaStar Life Insurance Company on New York at our Home Office in Woodbury, New York.

Written, In writing

A written request or notice, signed and dated, and received at our Home Office in a form we accept. You may get forms for this purpose from us.

Death Benefit

This rider replaces the entire Death Benefit provision on page 5 of the base policy with the following:

The Death Benefit depends upon the Death Benefit Option in effect as shown on the Policy Data Page.

This rider replaces the entire Death Benefit Options provision on page 6 of the base policy with the following:

This policy has the following Death Benefit Options:

Option A (Level Amount Option) - The Death Benefit is the greater of:

The Face Amount; or

The Accumulation Value multiplied by the Corridor Percentage, as shown on the Policy Data Page, according to the Insured's attained age.

Option B (Variable Amount Option) - The Death Benefit is the greater of:

The Face Amount plus the Accumulation Value; or

The Accumulation Value multiplied by the Corridor Percentage, as shown on the Policy Data Page, according to the Insured's attained age.

Option C (Face Amount Plus Premium Amount Option) - The Death Benefit is the greater of:

The Face Amount plus the total premiums paid less the total partial withdrawals made; or

The Accumulation Value multiplied by the Corridor Percentage, as shown on the Policy Data Page, according to the Insured's attained age.

On the policy anniversary that the Insured attains age 100, the following will occur:

Death Benefit Option will be changed to Option A (Level Amount Option).

All of the Variable Accumulation Value will be transferred to the Fixed Account.

Subsequent death benefit option changes will not be allowed.

If a Term Insurance Rider covering the base insured is in force, the Face Amount of this policy will be increased by the TIR Face Amount. The Term Insurance Rider will terminate.

All other riders will terminate.

No further cost of insurance charges will be assessed.

If the policy is in force on the policy anniversary that the Insured attains age 100, the policy will not lapse thereafter.

Cost of Insurance

We determine the cost of insurance for this rider on a monthly basis. The cost of insurance for a policy month is calculated as 1 multiplied by the result of 2 minus 3, 1 x (2 - 3), where:

Is the cost of insurance rate for the rider as shown on the Policy Data Page.

Is the Death Benefit of the base policy at the beginning of the policy month, divided by the sum of 1.000000 plus the Minimum Monthly Interest Rate shown on the Policy Data Page; and

Is the Accumulation Value immediately before the Monthly Deduction minus the cost for any rider benefits for the policy month.

The cost of insurance is never less than zero.

Reinstatement

This rider cannot be reinstated.

Amendment to Conform to Law

We reserve the right to amend this rider as necessary to maintain the policy's qualification with the Definition of Life Insurance as defined by the Internal Revenue Code.

Termination

This rider will terminate on the earliest of the following dates:

The Monthly Anniversary on or next following our receipt at our Home Office of your written request for termination; or

When the base policy ends.